UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001- 39167

Molecular Data Inc.

11/F, Building 15, 2177 Shenkun Road

Minhang District, Shanghai 201106

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒              Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On July 14, 2021, Molecular Data Inc. (the “Company”) entered into a Securities Purchase Agreement (“SPA”) with YA II PN, Ltd. (the “Buyer”) pursuant to which the Company shall issue and sell to the Buyer, and the Buyer shall purchase from the Company a convertible debenture (“Convertible Debenture”) with a principal amount of $2,000,000 at a purchase price of $1,900,000.

The Convertible Debenture has an annual interest rate of 5% and a term of 12 months from the date of closing, and is convertible into our ordinary shares at the lower of (a) $1.30 per share or (b) 88.0% of the lowest daily VWAP (dollar volume-weighted average price of our ordinary shares on the NASDAQ Capital Market) during the 10 trading days prior to the conversion date, but not lower than $0.10 per share.

If the daily VWAP is less than $0.10 for a period of 5 consecutive trading days, then the interest rate shall increase to 15% and return to 5% only if the daily VWAP is greater than $0.10 for a period of 5 consecutive trading days.

Pursuant to the terms of the SPA, the obligations of the Company to issue and sell, and the Buyer to purchase, convertible debentures at the second closing and the third closing pursuant to the previously disclosed Securities Purchase Agreement dated October 9, 2020 between the parties were terminated.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Securities Purchase Agreement dated July 14, 2021 between Molecular Data Inc. and YA II PN, Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Molecular Data Inc.

By	:	/s/ Steven Foo
Name	:	Steven Foo
Title	:	Chief Financial Officer

Date: July 14, 2021